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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                         GLAS-AIRE INDUSTRIES GROUP LTD.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)


                                    758847107
                                  -------------
                                 (CUSIP Number)


                                James F. Koehler
                           7th Floor, Buckley Building
                               1501 Euclid Avenue
                      Cleveland, Ohio 44115 (216) 241-5310
                      ------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].


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                                SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP No.    758847107                              Page    2    of   6    Pages
          -----------------                              -------    ------
----------------------------                        ----------------------------

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S INDENTIFICATION NO. OF ABOVE PERSON

      Regency Affiliates, Inc.           72-0888772
      (Speed.com, Inc., its wholly owned subsidiary)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /

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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

                00

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

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                    7  SOLE VOTING POWER

   NUMBER OF             932,515

    SHARES         -------------------------------------------------------------
                    8  SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY        -------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER
     EACH
                         932,515
   REPORTING
                   -------------------------------------------------------------
    PERSON          10  SHARED DISPOSITIVE POWER

     WITH

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         932,515
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.3
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14  TYPE OF REPORTING PERSON*

          CO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

         This Amendment No. 2 to Schedule 13D statement (the "Schedule") is filed on behalf of Regency Affiliates, Inc. ("Regency") and its wholly-owned subsidiary, Speed.com, Inc. ("Speed.com") as the reporting persons hereunder, and amends the Schedule 13D/A filed by the reporting persons on August 11, 1999, which reported on events of August 2 and 4, 1999.


ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to the voting common stock, $0.01 par value, of Glas-Aire Industries Group Ltd. ("Glas-Aire"). Glas-Aire maintains its principal executive offices at 3137 Grandview Highway, Vancouver, BC V5M 2E9.


ITEM 2.  IDENTITY AND BACKGROUND.

          The principal business and principal offices of both Speed.com and Regency are located at 729 South Federal Highway, Suite 307, Stuart, Florida 34994 (telephone: 561-220-7662).


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 24, 1999, Regency consummated a common stock exchange with Dr. Edward Gatz and Ms. Helen Gatz in a private transaction pursuant to which Regency exchanged 1,188,000 shares of its $0.40 p.v. common stock for 288,000 shares of Glas-Aire's $0.01 p.v. common stock. The consideration exchanged for the Glas-Aire common stock was newly issued common stock of Regency.


ITEM 4.  PURPOSE OF TRANSACTION.

         The transaction described herein was undertaken for the purpose of acquiring control of GlasAire.

         Pursuant to the instructions for items (a) through (j) of Item 4, Regency and Speed.com have plans as follows:


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                  (a) As set forth in Item 3 of this Schedule, Regency has
         acquired 932,515 shares of Glas-Aire's $.01 p.v. common stock. Regency and Speed.com are considering the acquisition of additional securities of Glas-Aire, the issuer, but have no present plans or proposals to do so.

                  (b) Regency and Speed.com are considering, but have no present plans or proposals to merge Speed.com with or into Glas-Aire, or effect a liquidation or reorganization of Glas-Aire or any of its subsidiaries. Regency and Speed.com are considering, but have no present plans or proposals to cause Glas-Aire to enter into extraordinary corporate transactions such as mergers in order to effect the acquisition of operating companies of Glas-Aire.

                  (c) Regency and Speed.com may consider, but have no present plans or proposals to cause a sale or transfer of a material amount of assets of Glas-Aire or any of its subsidiaries.

                  (d) Speed.com plans to exercise its voting rights to control and elect a majority of the members of Glas-Aire's Board of Directors. On April 16, 1999, Speed.com designated two (2) persons to fill vacancies on the seven (7) member Board of Directors of Glas-Aire. Speed.com appointed William R. Ponsoldt, Sr. and Marc Baldinger to fill the vacancies until their successors are duly elected and qualified. Speed.com plans and intends on naming three (3) additional directors to fill vacancies on the seven (7) member Board of Directors of Glas-Aire. On April 16, 1999, Speed.com designated Craig R. Grossman and Todd Garrett to fill two of the remaining three vacancies, subject to the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

                  (e) Regency and Speed.com may consider, but have no present plans or proposals to cause a material change in the capitalization of Glas-Aire. Regency and Speed.com intend to alter the dividend policy of Glas-Aire by exerting their influence against the declaration and payment of dividends.

                  (f) Regency and Speed.com may consider, but have no present plans or proposals to make any other material change to the business or corporate structure of Glas-Aire.

                  (g) Regency and Speed.com may consider, but have no present plans or proposals to change Glas-Aire's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Glas-Aire by any person.

                  (h) Regency and Speed.com may consider, but have no present plans or proposals for causing the common stock of Glas-Aire to be delisted from NASDAQ.


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



                  (i) Regency and Speed.com may consider, but have no present plans or proposals relating to a class of securities of Glas-Aire becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

                  (j) Except as set forth above, neither Speed.com nor any Instruction C Person has any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the close of business on September 24, 1999, Regency and Speed.com beneficially owned 932,515 shares (or approximately 51.3% of the outstanding shares) of Glas-Aire's $0.01 par value common stock as follows:

         Holder                                      Number of Shares
         ------------------------------------------------------------

         Regency Affiliates, Inc.                    415,600

         Speed.com, Inc.                             516,915
                                                     -------

         Total                                       932,515

                  (b) No Instruction C Person owns any common or preferred shares of Glas-Aire. Regency and Speed.com have sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 932,515 common shares of Glas-Aire held by them.

                  (c) As of September 24, 1999, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Glas-Aire equity securities had been engaged in by Regency or Speed.com, by their directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities, except as reported herein.

                  (d) Except as otherwise provided in Item 6 of this Schedule, to the best knowledge and belief of the undersigned, no person other than Speed.com and Regency has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


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         No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Regency Affiliates, Inc.


   September 30, 1999                          /s/ William R. Ponsoldt, Sr.
--------------------------                -------------------------------------
         Date                                           Signature



                                               Speed.com, Inc.


   September 30, 1999                          /s/ William R. Ponsoldt, Sr.
--------------------------                -------------------------------------
         Date                                           Signature


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